UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

Champion Industries, Inc.
(Name of Issuer)

Champion Industries, Inc.

Joined by:  Marshall T. Reynolds, Harrah and Reynolds Corporation, Glenn W. Wilcox, Sr., Phillip E. Cline,
Neal W. Scaggs, Louis J. Akers, Adam M. Reynolds, and Justin T. Evans

(Name of Person(s) Filing Statement)

CLASS A COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

158520106
(Respective CUSIP Numbers of Classes of Securities)

Justin T. Evans

Senior Vice President and Chief Financial Officer

2450-90 1st Avenue

P.O. Box 2968

Huntington, West Virginia 25728

(304) 528-2700

 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

COPIES TO:
Roger D. Hunter
Bowles Rice LLP
600 Quarrier Street
Charleston, WV 25301
(304) 347-1101

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☒	a	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies ☐.

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$26,070	$5.21

*
The filing fee was determined based on the product of: (a) the estimated 86,900 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of thirty cents ($0.30) per share of common stock (the “aggregate value”). The amount required to be paid with the filing of this Schedule 13E-3 equals 0.0002 times the aggregate value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5.21

Form or Registration No.:	Schedule 13E-3

Filing Party:	Champion Industries, Inc.

Date Filed:	February 12, 2016

The purpose of this Amendment No. 4 is to report the results of the Rule 13e-3 transaction described below.

This Amendment No. 4 amends and restates  the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Original Schedule 13E-3”) that was originally filed on February 12, 2016 (via EDGAR) by Champion Industries, Inc., a West Virginia corporation (the “Company”), as amended by Amendment No.  1 filed (via EDGAR) April 6, 2016, Amendment No. 2 filed (via EDGAR) on May 17, 2016, and Amendment No. 3 filed (via EDGAR) on May 25, 2016.

This Amendment No. 4  is joined by the persons designated on the cover and referenced further in Amendment Nos. 1, 2 and 3, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 13e-3 promulgated thereunder.

At a special meeting held on Thursday, June 30, 2016, the Company’s stockholders approved, among other things,  resolutions authorizing an amendment to the Company’s Articles of Incorporation,  whereby the Company would effect a 1-for-200 reverse stock split (the “Reverse Stock Split”) of its Class A Common Stock, eliminate any and all fractional shares resulting from and after the Reverse Stock Split (regardless of whether a stockholder owned more or less than 1.0 whole shares after the Reverse Stock Split ), would pay cash consideration for such resulting fractional shares at the rate of $0.30 per pre-split share, and, as a result, (a) each stockholder owning fewer than 200 shares of Class A Common Stock prior to the Reverse Stock Split (each, a “Cashed-Out Stockholder”) will have such shares canceled and converted into the right to receive $0.30 for each share of such stock held prior to the Reverse Stock Split, and (b) each stockholder owning more than 200 shares of such stock prior to the Reverse Stock Split who would not be a Cashed-Out Stockholder but who nonetheless has resulting fractional shares after the Reverse Stock Split, will receive only whole shares after the Reverse Stock Split and will have any resulting fractional shares canceled and converted into the right to receive $0.30 for each pre-split share represented by such resulting fractional share component after the Reverse Stock Split.

On July 6, 2016, Company filed with the Secretary of State of the State of West Virginia (the “WV Secretary of State”) Articles of Amendment to the Company’s Articles of Incorporation, and the WV Secretary of State, which, among other things, would effect the Reverse Stock Split with an effective date and time of July 18, 2016 at 5:00 p.m. Eastern time.  Such Articles of Amendment and Certificate of Amendment, respectively, provided that by subsequently filed updated Articles of Amendment, the effective date and time could be extended as provided and permitted by the shareholder resolutions authorizing the reverse stock split that were adopted on June 30, 2016.

On July 18, 2016, prior to 5 PM Eastern time, the Company filed updated Articles of Amendment with the WV Secretary of State, and the WV Secretary of State issued an updated Certificate of Amendment of the Articles of Incorporation of the Company, whereby the effective date and time of the Reverse Stock Split were extended to July 27, 2016, at 5 PM Eastern time.

As a result of the Reverse Stock Split, the number of stockholders of record of each class of the Company’s Class A Comments Stock has been reduced below 300, enabling the Company to terminate the registration of such stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On July 28, 2016, prior to 12:00 noon Eastern time, the Company filed with the Securities and Exchange Commission (via EDGAR) (1) a Form 8K confirming that the Reverse Stock Split had become effective and included as an Exhibit thereto a copy of the Certificate of Amendment of the Articles of Incorporation of Champion Industries, Inc., issued by the WV Secretary of State on July 18, 2016, and (2) a Form 15 with respect to its Class A Common Stock for the purpose of terminating the registration of such stock under the Exchange Act. Such Form 8K and the Exhibit thereto, and such Form 15, are incorporated herein by reference.

Upon the filing of such Form 15, the Company’s obligation to file periodic and current reports under the Exchange Act was immediately suspended. We anticipate that deregistration of the Company’s Class A Common Stock  will be effective 90 days after the date of the filing of such Form 15, and once such deregistration is effective, the Company’s obligation to comply with the requirements of the proxy rules and to file proxy statements under Section 14 of the Exchange Act will be terminated.

As allowed by General Instruction J to Schedule 13e-3 appearing in Rule 13e-100 of the Exchange Act, information previously disclosed in the Company’s Schedule 13e-3 has been omitted from this Amendment No. 4.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2016	/s/ Marshall T. Reynolds
Marshall T. Reynolds

Date: July 28, 2016	Champion Industries, Inc.
By:	/s/ Adam M. Reynolds
Adam M. Reynolds

Date: July 28, 2016	The Harrah and Reynolds Corporation
By:	/s/ Marshall T. Reynolds
Marshall T. Reynolds

Date: July 28, 2016	/s/ Glenn W. Wilcox, Sr.
Glenn W. Wilcox, Sr.

Date: July 28, 2016	/s/ Neal W. Scaggs
Neal W. Scaggs

Date: July 28, 2016	/s/ Louis J. Akers
Louis J. Akers

Date: July 28, 2016	/s/ Adam M. Reynolds
Adam M. Reynolds

Date: July 28, 2016	/s/ Justin T. Evans
Justin T. Evans